ALTIMAR ACQUISITION CORPORATION

40 West 57th Street, 33rd Floor

New York, NY 10019

April 29, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall

Susan Block

Re:	Altimar Acquisition Corporation
Registration Statement on Form S-4
Filed January 4, 2021
File No. 333-251866

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Altimar Acquisition Corporation (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto, so that it will become effective at 9:00 am., Eastern Time, on May 3, 2021 or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Raphael M. Russo (212-373-3309) of Paul, Weiss, Rifkind, Wharton & Garrison LLP with any questions you may have regarding this request. In addition, please notify Mr. Russo by telephone when this request for acceleration has been granted.

ALTIMAR ACQUISITION CORPORATION

By:	/s/ Tom Wasserman
Name:	Tom Wasserman
Title:	Chief Executive Officer

cc: Securities and Exchange Commission

     Michael Volley

     Amit Pande

Altimar Acquisition Corporation

     Kathy Choi

    Amanuel Kiros

    Justin Parag

Paul Weiss, Rifkind, Wharton & Garrison LLP

     Ariel J. Deckelbaum

    Raphael M. Russo

    Keerthika Subramanian

Owl Rock Capital Group LLC

     Neena Reddy

    Alan Kirshenbaum

Kirkland & Ellis LLP

     Richard J. Campbell, P.C.

    Thomas K. Laughlin, P.C.

    Philippa Bond, P.C.

Skadden, Arps, Slate, Meagher & Flom LLP

     Peter D. Serating

    Laura A. Kaufmann Belkhayat

Dyal Capital Partners

     Jamie Lurie